Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Progen Subsidiary Secures New Manufacturing Contracts with Prima BioMed Ltd and Phosphagenics Ltd

Brisbane, Australia, 20 July 2011. Progen Pharmaceuticals Ltd (ASX:PGL, OTC: PGLA) announced today that the company’s biopharmaceuticals manufacturing subsidiary PharmaSynth Pty Ltd, had secured new contracts with Australian biotech companies, Prima BioMed Limited and Phosphagenics Limited.

PharmaSynth has been contracted by Prima BioMed to manufacture mannosylated fusion protein (M-FP). The M-FP will be used as a key starting material in the production of CVacTM. Prima BioMed has a forthcoming pivotal clinical trial (CANVAS) to use CVacTM, a ‘cellular therapy’ or ‘cancer vaccine’, as a maintenance treatment for patients with Epithelial Ovarian Cancer (EOC) in complete remission. PharmaSynth have previously manufactured M-FP for Prima BioMed.

PharmaSynth has also been contracted to manufacture TPM® for Phosphagenics. The TPM® technology which comprises vitamin E phosphates has been shown to enhance dermal, transdermal and oral absorption of compounds and Phosphagenics is using the technology to develop therapeutics, nutraceuticals and personal care products. Phosphagenics is a new client for PharmaSynth.

Progen CEO, Sue MacLeman, said that whilst these individual contracts are not material to Progen’s overall result, PharmaSynth’s new contract with Prima BioMed and the addition of Phosphagenics to its growing list of strategic relationships with innovative Australian biotechnology clients is an important achievement for the growth of PharmaSynth.

PharmaSynth CEO, Les Tillack, said “These projects fit well with our core areas of expertise in recombinant protein manufacture and chemical synthesis.”

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

About Pharmasynth Pty Ltd

PharmaSynth is a Brisbane based, biopharmaceutical contract manufacturer serving the pharmaceutical, biotechnology and veterinary industries. www.pharmasynth.com.au

About Prima BioMed Ltd (www.primabiomed.com.au)

Prima BioMed is an ASX listed (PRR) Australian health care company. The Company is focused on technologies in the fields of cancer immunotherapy and immunology. Prima’s lead product is CVacTM ovarian cancer therapy treatment.

About Phosphagenics Ltd (www.phosphagenics.com)

Phosphagenics is commercialising drug delivery applications based on its novel transdermal (drugs administered via skin) TPM® — Targeted Penetration Matrix technology. TPM® is a patient friendly and cost effective system used to deliver proven pharmaceutical and nutraceutical products. The lead product advancing through clinical trials is an oxycodone matrix system for the relief of chronic pain. Phosphagenics’ shares are listed on the ASX (POH) and its ADR — Level 1 program in the US is with The Bank of New York Mellon (PPGNY).

For more information:

Sue MacLeman

Chief Executive Officer

+61 7 3842 3333

+61 437 211 200

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.